UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                            --------------------

                                  FORM 11-K

                            --------------------


       [X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
                            EXCHANGE ACT OF 1934

                 For the fiscal year ended December 31, 2001

                                     OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
                            EXCHANGE ACT OF 1934

             For the transition period from ________ to ________


                        Commission file number 01666


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  NBTY, Inc. Employees' Stock Ownership Plan


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 NBTY, INC.
                              90 Orville Drive
                              Bohemia, NY 11716

                 NBTY, INC. EMPLOYEES' STOCK OWNERSHIP PLAN

                   YEARS ENDED DECEMBER 31, 2001 AND 2000

                          FINANCIAL STATEMENTS AND
                        INDEPENDENT AUDITORS' REPORT

                 NBTY, INC. EMPLOYEES' STOCK OWNERSHIP PLAN

                   YEARS ENDED DECEMBER 31, 2001 AND 2000


                                  CONTENTS


                                                      Page
                                                      ----

Independent Auditors' Report                            1

Financial statements:

  Statements of net assets available for benefits       2

  Statements of changes in net assets available
   for benefits                                         3

  Notes to financial statements                       4 - 9

Supplemental schedule:

  Schedule of assets held for investment purposes
   at end of year                                      10

                        Independent Auditors' Report
                        ----------------------------


Trustee of NBTY, Inc. Employees' Stock Ownership Plan
Bohemia, New York

We have audited the accompanying statements of net assets available for benefits of NBTY, Inc. Employees' Stock Ownership Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                       /s/ NUSSBAUM YATES & WOLPOW, P.C.

Melville, New York
June 11, 2002

                 NBTY, INC. EMPLOYEES' STOCK OWNERSHIP PLAN

               STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                         DECEMBER 31, 2001 AND 2000


                                               2001            2000
                                               ----            ----

Assets:
  Investment in NBTY, Inc. common
   stock, at fair value                     $34,009,993     $14,549,744

  Employer contribution receivable                    -          25,000

  Cash and cash equivalents                      22,636           6,129
                                            -----------     -----------

      Net assets available for benefits     $34,032,629     $14,580,873
                                            ===========     ===========

                     See notes to financial statements.

                 NBTY, INC. EMPLOYEES' STOCK OWNERSHIP PLAN

         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                   YEARS ENDED DECEMBER 31, 2001 AND 2000


                                               2001             2000
                                               ----             ----

Investment income:
  Net appreciation (depreciation) in
   fair value of investments                $20,202,517     $(20,273,396)
  Interest                                        1,241            1,492
Employer contributions                          790,210        1,048,288
                                            ----------------------------

                                             20,993,968      (19,223,616)
                                            ----------------------------

Distributions to participants                   751,876        1,545,808
Transfer to affiliated plan pursuant to
 diversification option                         790,336                -
                                            ----------------------------

                                              1,542,212        1,545,808
                                            ----------------------------

Net increase (decrease)                      19,451,756      (20,769,424)

Net assets available for benefits:
  Beginning of year                          14,580,873       35,350,297
                                            ----------------------------

  End of year                               $34,032,629     $ 14,580,873
                                            ============================

                     See notes to financial statements.

                 NBTY, INC. EMPLOYEES' STOCK OWNERSHIP PLAN

                        NOTES TO FINANCIAL STATEMENTS

                         DECEMBER 31, 2001 AND 2000


1.    Description of Plan
      -------------------

      The following description of the NBTY, Inc. Employees' Stock Ownership Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      General

      The Plan is an employee stock ownership plan covering substantially all employees of NBTY, Inc. and its subsidiaries (the "Employer") who are employed at calendar year end, have completed one year of service (providing they worked at least 1,000 hours during such plan year) and who have attained the age of twenty and one-half. The assets of the plan are to be invested primarily in common stock of NBTY, Inc. for the purpose of providing its eligible employees with the benefits of ownership of common stock of NBTY, Inc. under the terms of the Plan. The Plan is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended (Code) and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Assets of the Plan are held by a trust established under the Plan. The Employer shall have responsibility for the administration of the Plan.

      No distributions from the Plan will be made until a participant retires, dies, or otherwise terminates employment with the Employer. Distributions are made in the form of Company common shares plus cash for any fractional share.

      Employer Contributions

      The Plan provides that the Board of Directors of the Employer, at its sole discretion, shall determine the amount, if any, that the Employer shall contribute either in cash or shares of the Employer's common stock to the trust fund for each Plan year, not to exceed the maximum amount allowed by the applicable provisions of the Internal Revenue Code. Participants are neither required nor permitted to make any contributions under the Plan.

                 NBTY, INC. EMPLOYEES' STOCK OWNERSHIP PLAN

                         DECEMBER 31, 2001 AND 2000


1.    Description of Plan (Continued)
      -------------------------------

      Participants' Accounts

      Employer contributions are allocated to each participant's account in the same proportion that each participant's considered compensation bears to the total considered compensation of all participants for such year. Any earnings or losses are allocated in the same proportion that each participant's account bears to the total of all such accounts as of the beginning of the Plan year. All shares of NBTY, Inc. common stock are allocated to participants' accounts at the end of the calendar year. In 2001 and 2000, forfeited nonvested accounts of terminated participants totaled $175,719 and $36,022. Forfeitures are allocated to participants in the same manner as Employer Contributions.

      Diversification

      Diversification is offered to participants close to retirement so that they may have the opportunity to move part of the value of their investment in the Company stock into investments which are more diversified. Participants who are at least age 55 with at least 10 years of participation in the Plan may elect to diversify a portion of their account. Diversification is offered to each eligible participant over a six-year period. In each of the first five years, a participant may diversify up to 25 percent of the number of shares allocated to his or her account, less any shares previously diversified. In the sixth year, the percentage changes to 50 percent. An election under this option results in a transfer of the applicable portion of the participant's account to the NBTY, Inc. 401(k) Savings Plan, which is also sponsored by the Employer.

      Vested Benefits

      If a participant's employment with the Employer is terminated at or after the participant attains age 65, and completes five years of service, or if the participant's employment is terminated at any age because of disability (as defined in the Plan), the participant shall be vested in and entitled to receive 100% of the entire amount then in the participant's account. In the event that the termination of a participant is caused by death, the beneficiary shall be vested in and entitled to receive 100% of the entire amount then in the participant's account. If a participant's employment with the Employer is terminated before age 65, for any reason other than disability or death, the participant shall be entitled to an amount equal to a percentage of the balances then in the participant's account, according to the following schedule:

                 NBTY, INC. EMPLOYEES' STOCK OWNERSHIP PLAN

                         DECEMBER 31, 2001 AND 2000


1.    Description of Plan (Continued)
      -------------------------------

      Vested Benefits (Continued)

            Years of Service      Percentage
            ----------------      ----------

            Less than 5                0%
            5 or more                100%

      For every plan year, once the Plan is initially classified as top heavy, vesting would be as follows:

            Years of Service      Percentage
            ----------------      ----------

            Less than 2                0%
            2 but less than 3         20%
            3 but less than 4         40%
            4 but less than 5         60%
            5 but less than 6         80%
            6 or more                100%

      Payment of Benefits

      Payments of stock or cash shall be in the form of a lump sum or in installments over a period not exceeding 15 years, at the election of the participant or beneficiary. Payments related to the participant's Employer stock account will be made in Employer stock. The participant's general investment account will be distributed in the form of cash or Employer stock. Unless the participant elects otherwise, the payments shall commence no later than one year after the close of the Plan year in which the participant terminates employment due to death, disability or retirement, and no later than five years after the close of the plan year in which the participant terminates employment for any other reason.

      Put Option

      Under Federal income tax regulations, the employer stock that is held by the Plan and its participants and is not readily tradable on an established market, or is subject to trading limitations, includes a put option. The put option is a right to demand that the Company buy any shares of its stock distributed to participants for which there is no market. The put price is representative of the fair market value of the stock. The Company can pay for the purchase with interest over a period of five years. The purpose of the put option is to ensure that the participant has the ability to ultimately obtain cash. The put option was not applicable for the years ended December 31, 2001 and 2000 since the stock was readily tradable on an established market.

                 NBTY, INC. EMPLOYEES' STOCK OWNERSHIP PLAN

                         DECEMBER 31, 2001 AND 2000


1.    Description of Plan (Continued)
      -------------------------------

      Voting Rights

      Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated share for which instructions have not been given by a participant. The trustee is required, however, to vote any unallocated shares on behalf of the collective best interest of plan participants and beneficiaries.


2.    Summary of Significant Accounting Policies
      ------------------------------------------

      Basis of Accounting

      The accompanying financial statements are prepared on the accrual basis of accounting.

      Investment Valuation

      Investments of the Plan are stated at fair value. Securities traded in public markets are valued at their quoted market prices.
      Purchases and sales of securities are reflected on a trade-date basis. Realized gains and losses from security transactions are reported on the first-in, first-out method.

      Payment of Benefits

      Benefits are recorded when paid. The value of a participant's benefit is determined as of the year-end immediately preceding the date benefits are paid.

      Benefits Payable to Terminated Participants

      Benefits payable to all Plan participants (both active and terminated) are included in "net assets available for benefits." The amount payable to terminated participants is $1,242,455 and $219,057 at December 31, 2001 and 2000.

      Use of Estimates

      In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

                 NBTY, INC. EMPLOYEES' STOCK OWNERSHIP PLAN

                         DECEMBER 31, 2001 AND 2000


2.    Summary of Significant Accounting Policies (Continued)
      ------------------------------------------------------

      Cash and Cash Equivalents

      The Plan considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.


3.    Investments
      -----------

      The following table presents the Plan's investment in NBTY, Inc. common stock as determined by the last quoted trading price on December 31, 2001 and 2000.


                        2001                                         2000
      ----------------------------------------     ----------------------------------------
      Number of        Fair                        Number of        Fair
       Shares          Value           Cost         Shares          Value           Cost
      ---------        -----           ----        ---------        -----           ----

      2,906,837     $34,009,993     $4,849,180     3,063,104     $14,549,744     $4,883,475
      =========     ===========     ==========     =========     ===========     ==========


4.    Related Party Transactions
      --------------------------

      During 2000, the Plan purchased in the open market a total of 140,000 shares for $1,023,288 of the Employer's common stock as part of its investment portfolio. These transactions qualify as party-in-interest.


5.    Administration of Plan Assets
      -----------------------------

      The Trustee, appointed by the Employer, has sole responsibility for administration of the trust established under the Plan and for the management of the assets of the Plan held under the trust. Certain administrative functions are performed by officers or employees of the Employer. No such officer or employee receives compensation from the Plan. Administrative expenses of the Plan are paid directly by the Employer.

                 NBTY, INC. EMPLOYEES' STOCK OWNERSHIP PLAN

                         DECEMBER 31, 2001 AND 2000


6.    Plan Termination
      ----------------

      Although the Employer has not expressed any intention to do so, it has the right to discontinue its contributions and to terminate the Plan at any time, subject to the provisions of the Plan and ERISA. In the event of Plan termination, participants will become fully vested in their respective account balances.


7.    Tax Status
      ----------

      The Internal Revenue Service has determined and informed the Company by a letter dated April 19, 2000 that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the Code.

                 NBTY, INC. EMPLOYEES' STOCK OWNERSHIP PLAN

       SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

                              DECEMBER 31, 2001


ID#:   11-2228617
PN#:   001


                                            (c)
               (b)               Description of Investment
        Identity of Issue,       Including Maturity Date,                           (e)
        Borrower, Lessor,      Rate of Interest, Collateral,        (d)           Current
(a)     or Similar Party           Par or Maturity Value            Cost           Value
---     ------------------     -----------------------------        ----          -------

 *          NBTY, Inc.              2,906,837 shares of          $4,849,180     $34,009,993
                                       common stock              ==========     ===========

*     Party-In-Interest to the Plan

                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                 NBTY, INC. EMPLOYEES' STOCK OWNERSHIP PLAN



                                 By:  /s/ Harvey Kamil
                                      -------------------------------------
                                      Harvey Kamil


                                      Date: June 27, 2002